Exhibit 7.1

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		2015 As adjusted		2016		2017
	(in thousands of Mexican pesos, except ratios)

IFRS
Earnings:
Profit before income tax	Ps.	56,140,433	Ps.	23,477,595	Ps.	57,096,844
Plus:
Interest expense		32,596,851		35,896,985		31,564,482
Interest implicit in operating leases		777,378		1,024,874		1,368,126
Current period amortization of interest capitalized in prior periods		3,026,890		3,169,558		3,217,301
Less:
Equity interest in net income of affiliates		1,426,696		(189,950)		(91,385)
	Ps.	93,968,248	Ps.	63,379,062	Ps.	93,155,368
Fixed Charges:
Interest expense		32,596,851		35,896,985		31,564,482
Interest implicit in operating leases		777,378		1,024,874		1,368,126
Interest capitalized during the period		3,524,841		2,861,307		2,875,034
	Ps.	36,899,070	Ps.	39,783,166	Ps.	35,807,642

Ratio of Earnings to Fixed Charges		2.5		1.6		2.6